Exhibit 99.1

ARC Resources Ltd./ARC Energy Trust Announce the November 2010 increase to the ARX Exchangeable Shares Exchange Ratio, Series A & B

CALGARY, Dec. 1 /CNW/ - (AET.UN and ARX.A - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares, series A & B of the corporation from 2.86759 to 2.87972. Such increase will be effective on December 15, 2010.

The following are the details on the calculation of the exchange ratio:

    <<
    -------------------------------------------------------------------------
                                   10 day
                                   weighted
                                   average               Effective
    Record date             ARC    trading                date of
    of ARC                Energy   price of                 the      Exchange
    Energy                 Trust    AET.UN    Increase   increase    ratio as
    Trust        Opening  distri- (prior to      in         in          of
    distri-     exchange  bution  the end of  exchange   exchange   effective
    bution        ratio  per unit the month)  ratio(xx)   ratio       date
    -------------------------------------------------------------------------
    November 30,                                        December 15,
     2010        2.86759  $0.10     $23.6325   0.01213     2010       2.87972
    -------------------------------------------------------------------------
    (xx) The increase in the exchange ratio is calculated by dividing the
         ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
    >>

A holder of ARC Resources Ltd. exchangeable shares, series A & B can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

    <<
    ARC RESOURCES LTD.
    John P. Dielwart,
    Chief Executive Officer
    >>

%CIK: 0001029509

For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7
CO: ARC Energy Trust

CNW 12:44e 01-DEC-10